14041608

RECEIVED SEP 29 2014

tz 9/30/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/13 (MM/DD/YY) AND ENDING 07/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas M. Nixon & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Wallingford Street
(No. and Street)

Pittsburgh	PA	15213-1711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Nixon 412-621-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/6/14

OATH OR AFFIRMATION

I, THOMAS M. NIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THOMAS M. NIXON + ASSOCIATES, Inc, as of JULY 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas M. Nixon
Signature

President
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deonis L. Spektor, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

09-26-2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas M. Nixon & Associates, Inc.

Financial Statements
and Supplemental Information

Year Ended
July 31, 2014

DAMRATOSKI

Thomas M. Nixon & Associates, Inc.

Financial Statements
and Supplemental Information

Year Ended
July 31, 2014

Thomas M. Nixon & Associates, Inc.

Financial Statements
and Supplemental Information

Year Ended
July 31, 2014

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Thomas M. Nixon & Associates, Inc. (a Pennsylvania corporation), which comprise the statement of financial condition as of July 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Thomas M. Nixon & Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Thomas M. Nixon & Associates, Inc. as of July 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Thomas M. Nixon & Associates, Inc.'s financial statements. This supplemental information is the responsibility of Thomas M. Nixon & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

September 26, 2014

Financial Statements

Thomas M. Nixon & Associates, Inc.

Statement of Financial Condition

July 31, 2014

Assets		
Cash and cash equivalents	$	17,028
Stockholder advances		70,304
Prepaid expenses		3,110
Fixed assets, at cost, less accumulated depreciation of $78,495		335
Other assets		1,800
	$	92,577
Liabilities and Stockholder's Equity		
Liabilities:		
Income taxes payable	$	4,283
Total Liabilities		4,283
Stockholder's Equity:		
Common stock, no par value; $1 stated value per share; 1,000 shares authorized; 601 shares issued; 600 shares outstanding		601
Additional paid-in capital		98,366
Accumulated deficit		(9,061)
		89,906
Less treasury stock - 1 share at cost		1,612
		88,294
	$	92,577

See Notes to Financial Statements.

Thomas M. Nixon & Associates, Inc.

Statement of Income

Year Ended
July 31, 2014

Revenues:	
Commissions - direct participation program	$ 126,593
Commissions - mutual funds	3,304
Other income	325
	130,222
Operating Expenses:	
General and administrative expenses	97,363
Program commissions	16,832
	114,195
Earnings Before Income Taxes	16,027
Income Taxes	4,964
Net Earnings	$ 11,063

See Notes to Financial Statements.

Thomas M. Nixon & Associates, Inc.

Statement of Changes
in Stockholders' Equity

Year Ended
July 31, 2014

Common Stock:	
Balance, August 1 and July 31	$ 601
Additional Paid-In Capital:	
Balance, August 1 and July 31	98,366
Accumulated Deficit:	
Balance, August 1	(20,124)
Net earnings for the year	11,063
Balance, July 31	(9,061)
Treasury Stock:	
Balance, August 1, and July 31	(1,612)
	$ 88,294

See Note to Financial Statements.

Thomas M. Nixon & Associates, Inc.

Statement of Cash Flows

Year Ended
July 31, 2014

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net earnings	$ 11,063
Adjustments to reconcile net earnings to net cash used by operating activities:	
Depreciation expense	2,381
Deferred income taxes	(2,836)
(Increase) decrease in:	
Receivables from non-customers	28,000
Increase (decrease) in:	
Accounts payable and accrued expenses	(824)
Income taxes payable	4,283
Net cash provided by operating activities	42,067
Cash flows from investing activities:	
Advances to shareholder - net	(45,100)
Net cash used by investing activities	(45,100)
Net Decrease in Cash and Cash Equivalents	(3,033)
Cash and Cash Equivalents, beginning of year	20,061
Cash and Cash Equivalents, end of year	$ 17,028
Supplemental Disclosure of Cash Flows:	
Cash paid during year for:	
Income Taxes Paid:	
Federal	$ 2,350
State	1,740
	$ 4,090

See Notes to Financial Statements.

A. Organization and Nature of Business

Thomas M. Nixon & Associates, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company is located in Pittsburgh, Pennsylvania but has a nationwide client base. The Company executes investment transactions at the direction and on behalf of its customers. The Company does not carry security accounts for its customers or perform custodian functions related to customer securities.

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles (GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition. The Company primarily sells direct participation interests in limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

The Company recognizes commission revenue and related clearing expenses revenue on the trade-date basis as the securities transactions occur.

Commission revenue earned but not received is recorded in the accompany statement of financial condition under the caption "Commission Receivable". As of July 31, 2014 there was no commission receivable.

B. Summary of Significant Accounting Policies (Continued)

Approximately 97% of revenue earned during the year ended July 31, 2014 was generated by selling investments in oil and gas limited partnerships.

Date of Management's Review. The Company has evaluated subsequent events through September 26, 2014, which is the date the financial statements were available to be issued.

Cash Equivalents. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commission Receivable. Commission receivable is stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end, if any, will be immaterial.

Capitalization and Depreciation. Fixed assets are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Income Taxes. For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid. The Company is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC topic on Income Taxes. The amount of current and deferred taxes payable or refundable, if any, is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

C. Concentration of Credit Risk

The Company places its cash with financial institutions which management consider financially secure. However, at times, such deposits may be in excess of the insurance limits of the Federal Deposit Insurance Corporation.

D. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable exchange" also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2014, the Company had net capital of $12,745, which was $7,745 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness divided by net capital) was .34 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation.

E. Fixed Assets

Fixed assets, recorded at cost, at July 31, 2014 consist of the following:

Office equipment	$ 30,294
Furniture and fixtures	33,794
Automobile	14,742
	78,830
Less accumulated depreciation	78,495
Net fixed assets	$ 335

F. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

G. Income Taxes

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of July 31, 2014, the Company's open audit periods are 2011 through 2014 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

The provision for income taxes in the statement of income consists of the following components:

Currently payable:	
Federal	6,300
State	1,500
	7,800
Deferred:	
Federal	(3,321)
State	485
	(2,836)
	$ 4,964

H. Employee Retirement Savings Plan

The Company sponsors an employee retirement 401(k) savings plan. The plan accepts both employee and employer contributions. Employer contributions cannot exceed 25% of eligible gross salaries. There were no Company contributions to the plan for the year ended July 31, 2014.

I. Related Party Transactions and Lease Commitments

The Company conducts its operations from offices provided by its stockholder under a 5-year operating lease commencing August 2008, which is ratified annually for an additional five year period under the same terms and conditions. Rent is charged to the Company for the use of the office space and office equipment. The Company incurred rent and office expenses with the stockholder totaling approximately $37,320 in 2014.

The future minimum lease payments required by this office lease are as follows:

Year ending July 31	
2015	$ 37,200
2016	37,200
2017	37,200
2018	37,200
2019	37,200
	$ 186,000

On occasion, the Company makes advances to the stockholder. The outstanding advances do not bear interest, are uncollateralized, and have no fixed repayment terms. At July 31, 2014, the Company had outstanding advances to the stockholder of approximately $70,304, which is included under the caption "Stockholder advances" in the accompanying statement of financial condition.

Supplemental Information

Thomas M. Nixon & Associates, Inc.

Computations of Net Capital
and Aggregate Indebtedness

Year Ended
July 31, 2014

Net Capital:		
Total stockholders' equity	$	88,294
Deductions:		
Non-allowable assets:		
Stockholder advances		70,304
Prepaid expenses		3,110
Fixed assets		335
Other assets		1,800
Total non-allowable assets		75,549
Net Capital		12,745
Net Capital Requirement		5,000
Net Capital in Excess of Minimum Requirements	$	7,745
Aggregate Indebtedness	$	4,283
Ratio of Aggregate Indebtedness to Net Capital		.34

See Independent Auditor's Report.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	12,745
Audit Adjustments:		
Current year tax provision		4,283
Deferred tax liability		(2,836)
Prepaid expenses		(3,110)
Depreciation		1,011
		(652)
Changes to Non-Allowable Assets:		
Prepaid expenses		3,110
Fixed assets		(1,011)
		2,099
Net Capital Per Broker/Dealer's Unaudited Part II	$	14,192

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thomas M. Nixon & Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thomas M. Nixon & Associates, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(2)(i) - (the "exemption provisions") and (2) Thomas M. Nixon & Associates, Inc. stated that Thomas N. Nixon and Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Thomas M. Nixon & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Or review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas M. Nixon & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC
Certified Public Accountants

September 26, 2014

THOMAS M. NIXON & ASSOCIATES, INC.

4775 WALLINGFORD ST.
PITTSBURGH, PA 15213-1711

TELEPHONE: (412) 621-6600
(800) 356-4966

FAX: (412) 621-6650

THE EXEMPTION REPORT-SEA RULE 17a-5(d)(4)

I,THOMAS M. NIXON, PRESIDENT OF THOMAS M. NIXON & ASSOCIATES, INC. HEREBY STATES THAT WE MET THE BROKER DEALER IDENTIFIED EXEMPTION PROVISIONS IN $240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception (8-1-13 TO 7-31-14).

There was no exception during the most recent fiscal year in meeting the identified provisions in $240.15c3-3(k)(2)(i)

THOMAS M. NIXON, PRESIDENT

9/26/14

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended July 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

COPY

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~135,839~~ 340

B. Less payment made with SIPC-6 filed (**exclude interest**) (243)

March 21, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~135,839~~

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 97

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 97

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THOMAS M. NIXON & ASSOCIATES, Inc
(Name of Corporation, Partnership or other organization)

Thomas M Nixon
(Authorized Signature)

President
(Title)

Dated the 21 day of SEPTEMBER, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Aug. 1, 2013 and ending July 31, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 139,170

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3331

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3,331

2d. SIPC Net Operating Revenues $ 135,839

2e. General Assessment @ .0025 $ 340

(to page 1, line 2.A.)

Damratoski & Company PC

Corporate One West
Suite 350
1195 Washington Pike
Bridgeville, PA 15017

412.257.2882
412.257.2888 Fax
www.damratoski.com

Certified
Public Accountants

DAMRATOSKI